Mail Stop 3561

May 14, 2007

Mr. Richard M. Brooks
President and Chief Executive Officer
Zumiez Inc.
6300 Merrill Creek Parkway, Suite B
Everett, Washington 98203

> **Re: Zumiez Inc.**
> **Form 10-K for Fiscal Year Ended February 3, 2007**
> **Filed March 27, 2007**
> **File No. 0-51300**

Dear Mr. Brooks:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

William Thompson
Branch Chief